Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

Information Circular IC16-064 December 2, 2016

Matt Moran, CBOE VP of Business Development, discusses CBOE Strategy Benchmark Indexes at RMC Asia

CBOE Hosts 2nd Annual Risk Management Conference Asia

     CBOE hosted another successful Risk Management Conference (RMC) Asia this week in Hong Kong, attended by 160-plus financial professionals.

     John Coates, a former derivatives trader and former senior research fellow in neuroscience and finance at the University of Cambridge, discussed, “Can Neuroscience Now Predict Your Profitability?” in Thursday’s keynote address.

     Other topics included:

•   “Cross-Asset Dislocations and Market Signals”

•   “Directional Options Strategies and Trade Management”

•   “New Developments in Options and Volatility-Based Benchmarks and Indicators”

     In his welcoming remarks, CBOE Holdings CEO Ed Tilly updated conference attendees on CBOE Holdings’ planned acquisition of Bats Global Markets and on CBOE’s ongoing development of new products, services and tools.

     Read more about his speech on the CBOE Options Hub Blog.

November 2016 Volume Recap

CBOE Holdings

     Average daily volume (ADV) in November for options and futures on CBOE, C2 and CFE was 5.6M contracts, up 35% from November 2015 and 28% from October 2016.  Total volume figures are below:

Total Volume	Nov 2016	Nov 2015	% Chg	Oct 2016	% Chg
HOLDINGS	117.6M	82.8M	+42%	92.1M	+28%
CBOE	100.7M	74.2M	+36%	77.8M	+29%
C2	11.2M	5.1M	+122%	9.4M	+19%
CFE	5.7M	3.5M	+63%	4.9M	+16%

CBOE

     November ADV at CBOE was 4.8M contracts, an increase of 29% from November 2015 and from October 2016.

     For the month, S&P 500 Index (SPX) and CBOE Volatility Index (VIX Index) options at CBOE set record volume in non-U.S. trading hours with total volume of 296,472 contracts, topping the previous record of 144,983 contracts from December 2015.

C2

     November ADV at C2 was 535,497 contracts, up 111% from November 2015 and 19% from October 2016.

CFE

     VIX futures at CFE had an ADV of 270,488 contracts, up 55% from November 2015 and 16% from October 2016.

     On November 9, record volume was set in VIX futures contracts traded in non-U.S. trading hours with more than 263,000 contracts traded.

For more information on CBOE Holdings Monthly Volume and RPC Reports, read the press release.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC16-064 December 2, 2016

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  the loss of CBOE’s rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly:	Ed Provost:
tillye@cboe.com	provost@cboe.com

Information Circular IC16-064 December 2, 2016

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Holdings, Inc. (“CBOE”), Bats Global Markets, Inc. (“Bats”), CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on November 18, 2016 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats will mail the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders, when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at

http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CBOE®, Chicago Board Options Exchange®, CFE®, CBOE Volatility Index® and VIX® are registered trademarks, and CBOE Futures ExchangeSM is a service mark of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services, LLC and have been licensed for use by CBOE, CFE and C2. All other trademarks and service marks are the property of their respective owners.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly:	Ed Provost:
tillye@cboe.com	provost@cboe.com